

Via U.S. Mail and Facsimile (610/371-7960)

May 20, 2011

Qingtao Xing
Shiner International, Inc.
19/F, Didu Building, Pearl River Plaza, No. 2 North Longkun Road
Haikou, Hainan Province, China 570125

> **Re: Shiner International, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 4, 2011**
> **File No. 333-172455**

Dear Mr. Xing:

   We have reviewed your registration statement and response letter dated May 4, 2011 and have the following comments.

<u>Amendment No. 2 to Form S-1</u>

<u>Selling Stockholders, page 9</u>

1. Please explain the difference in the number of shares stated to be outstanding under this section versus the disclosure under the Security Ownership of Certain Beneficial Owners and Management and Description of Securities sections on pages 7 and 13.

<u>Incorporation of Documents by Reference, page 14</u>

2. We remind you to revise your list of documents incorporated by reference with your next amendment, as applicable.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2010</u>

<u>General</u>

3. We note your response to comment 8 of our letter dated April 18, 2011. We also note the last sentence of your Explanatory Note on page 3 of Amendment no. 1 to Form 10-K, "*Except as expressly set forth in this Amendment, the Original Filing has not been amended, updated or otherwise modified.*" Please amend your Form 10-K to revise your Explanatory Note to include disclosure of all of the sections of the Form 10-K that you amended including Item 7. Management's Discussion and Analysis of Financial

Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data.

Item 9A. Controls and Procedures, page 42

4. We note your disclosure that the disclosure controls and procedures are designed at the reasonable assurance level. Please revise to state that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

Consolidated Financial Statements, page 53

Note 1 – Organization and Line of Business, page F-6

5. We note your response to comment 19 of our letter dated April 18, 2011 and the revision to your note. Please tell us the authoritative literature you relied upon in determining the accounting treatment for Shiner Industrial's acquisition of the assets and liabilities of Shiny-day and Modern.

Note 6 – Stockholders' Equity, page F-14

6. We note your response to comment 22 of our letter dated April 18, 2011 and the revision to your note; however, it appears that you were not completely responsive to our comment. In this regard, please tell us and disclose the material terms of the warrants issued, as well as how you determined that the warrants should be classified in equity. In your response, please cite the authoritative literature you relied upon in determining the accounting treatment of the warrants.

Note 13 – Segment Information, page 19

7. We note your response to comment 25 of our letter dated April 18, 2011. Please provide us an analysis which demonstrates how your aggregation of tobacco films, coasted films and color printing products, into a single reportable segment, meets the criteria as provided in FASB ASC 280-10-50-11.

Note 15 – Condensed Financial Information of U.S. Parent, page F-22

8. Please revise your note to disclose the reason the condensed financial statements of the parent company have been provided.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Jacquelyn A. Hart, Esq. (*Via Facsimile 610/371-7960*)
       Stevens & Lee, P.C.
       111 N. Sixth Street
       Reading, PA 19603